UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

5 August 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

August 5, 2003

      Contact:
      Blue Square-Israel Ltd.
      Iris Penso
      General Counsel & Corporate Secretary
      Telephone: 972-3-9282670
      Fax:       972-3-9282498
      Email:   ipenso@coop.co.il

BLUE SQUARE-ISRAEL LTD. HAS AGREED TO ISSUE NIS 400 MILLION IN PRINCIPAL AMOUNT OF 5.9% DEBENTURES TO ISRAELI INSTITUTIONAL INVESTORS

ROSH HAAYIN, Israel, August 5, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”), announced today that it had agreed to issue to institutional investors in Israel NIS 400 million in aggregate principal amount of unsecured 5.9% debentures with maturity dates of 7 to 11 years. The issuance of the debentures is subject to receipt of applicable regulatory approvals.

NIS 200 million in principal amount of the debentures will be convertible into ordinary shares of Blue Square at a price per share of NIS 49.5. NIS 200 million in principal amount of the debentures will be non-convertible. All other terms of the debentures will be in accordance with the terms approved by the Board of Directors of Blue Square and previously announced.

The debentures and the ordinary shares that may be acquired upon conversion of the debentures will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

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Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996. There is no guarantee that the Company will be successful in completing an issuance of debentures on the terms approved by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

By:	/s/ Iris Penso

Iris Penso, Adv. General Counsel & Corporate Secretary